Supplement to
Prospectus Supplement dated May 19, 2000
(To Prospectus dated May 19, 2000)

                                  $20,015,411

                     Vanderbilt Mortgage and Finance, Inc.
                              Seller and Servicer

                         Manufactured Housing Contract
          Senior/Subordinate Pass-Through Certificates, Series 2000B

                           Class I B-2 Certificates

Carefully consider the risk factors in the Prospectus Supplement and the Prospectus.

The offered certificates represent obligations of the trust only and do not represent an interest in or obligation of Vanderbilt Mortgage and Finance, Inc., The Chase Manhattan Bank or any of their affiliates (except to the extent of the limited guarantee of the Class I B-2 and Class II B-4 Certificates by Clayton Homes, Inc.).

This Supplement to the Prospectus Supplement may be used to offer and sell the certificates only if accompanied by the Prospectus Supplement and the Prospectus.


The Certificates:

o This Supplement relates to the offering of the Class I B-2 Certificates of the Series referenced above. This Supplement does not contain complete information about the offering of the Class I B-2 Certificates. Additional information is contained in the accompanying Prospectus Supplement dated May 19, 2000 prepared in connection with the offering of Series 2000B Certificates and in the related Prospectus dated May 19, 2000. You are urged to read this Supplement, the Prospectus Supplement and the Prospectus in full.

o On the issuance date the Original Class Principal Balance of the Class I B-2 Certificates was $20,015,411. As of September 25, 2000, the Class Principal Balance of the Class I B-2 Certificates was $20,015,411.

o Credit Suisse First Boston Corporation has agreed to purchase the Class I B-2 Certificates and the Class I B-2 Certificates will be offered by Credit Suisse First Boston Corporation from time to time as provided herein in negotiated transactions or otherwise at varying prices to be determined at the time of sale. The aggregate proceeds to the Seller from the sale of the Class I B-2 Certificates are expected to be $19,427,338.57.

o It is expected that delivery of the Class I B-2 Certificates will be made in book-entry form through the facilities of The Depository Trust Company.


Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

                          Credit Suisse First Boston

                              September 26, 2000

                   IMPORTANT NOTICE ABOUT INFORMATION IN THE
              PROSPECTUS, THE ACCOMPANYING PROSPECTUS SUPPLEMENT
                          AND THIS SUPPLEMENT THERETO

     We tell you about the certificates in separate documents that progressively provide more detail: (a) the prospectus, which provides general information, some of which may not apply to a particular series of certificates, including your series; (b) the prospectus supplement related to the particular terms of your series of certificates and (c) this supplement to the prospectus supplement providing additional information with respect to your certificates.

     If the terms of your series of certificates described in the prospectus supplement and this supplement vary from the prospectus, you should rely on the information in the prospectus supplement and this supplement. If the terms of your certificates described in this supplement vary from the prospectus supplement and prospectus, you should rely on the information in this supplement.

     You should rely only on the information contained in this document or information to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

                    REPORTS TO HOLDERS OF THE CERTIFICATES

     We will provide to the holders of certificates of each series certain monthly and annual reports concerning the certificates and the related trust fund. For a more complete description of the reports you will receive, please read the section entitled "Description of the Certificates -- Reports to Certificateholders" in the prospectus supplement relating to your series.

                      WHERE YOU CAN FIND MORE INFORMATION

     Federal securities law requires the filing of certain information with the Securities and Exchange Commission, including annual, quarterly and special reports, proxy statements and other information. Vanderbilt Mortgage and Finance, Inc. and Clayton Homes, Inc. have filed a registration statement with the Securities and Exchange Commission under the Securities Act of 1933, as amended. You can read and copy the registration statement, as well as other filed documents, at the Securities and Exchange Commission's public reference facilities located at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference facilities by calling the Securities and Exchange Commission at 1-800-SEC-0330. You may also visit the Securities and Exchange Commission's web site at http://www.sec.gov to access available filings.

     Clayton Homes, Inc. has securities other than the certificates listed on the New York Stock Exchange. You may inspect reports and other information concerning those securities at the New York Stock Exchange.

     The Securities and Exchange Commission allows us to "incorporate by reference" some of the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information that we incorporate by reference is considered to be part of the prospectus, and later information that we file with the Securities and Exchange Commission will automatically update and supersede this information. With respect to any class of certificates that is supported by a guarantee of Clayton Homes, Inc., we are incorporating by reference the following documents into the prospectus, the related prospectus supplement and this supplement thereto:

     o Clayton Homes, Inc.'s Annual Report on Form 10-K for the year ended June 30, 2000.

     We are also incorporating by reference into the prospectus, the related prospectus supplement and this supplement thereto:

     o any document filed by Vanderbilt Mortgage and Finance, Inc. pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities and Exchange Act of 1934, as amended, after the date of the prospectus and prior to the termination of the offering of the certificates issued by the trust; and

     o any document: (i) that relates to a class of certificates supported by a guarantee of Clayton Homes, Inc. and (ii) that is filed by Clayton Homes, Inc. pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities and Exchange Act of 1934, as amended, after the date of the prospectus and prior to the termination of the offering of the certificates issued by the trust.

     We will provide to you, upon your written or oral request, without charge, a copy of any or all of the documents incorporated by reference in the prospectus (other than certain exhibits to such documents). Please direct your requests for copies of documents filed by Vanderbilt Mortgage and Finance, Inc. to its principal executive office at 500 Alcoa Trail, Maryville, Tennessee 37804, Attention: David Jordan, Secretary, telephone number: (865) 380-3515. Please direct your requests for copies of documents filed by Clayton Homes, Inc. to its principal executive office at 5000 Clayton Road, Maryville, Tennessee 37804, Attention: Kevin T. Clayton, President and Chief Executive Officer, telephone number: (865) 380-3000.

     This Supplement is qualified in its entirety by reference to the detailed information appearing in the accompanying Prospectus Supplement and Prospectus. Certain capitalized terms used in this Supplement are defined in the Prospectus Supplement or the Prospectus.

                               THE CONTRACT POOL


     As of September 25, 2000 (the "Reference Date"), the Contract Pool included approximately 9,461 Contracts having an aggregate outstanding principal balance of approximately $329,553,524.29. The Group I Contracts included approximately 7,727 Contracts having an aggregate outstanding principal balance of approximately $273,042,235.26.

     The following table summarizes the delinquency and foreclosure experience of the Contracts as of the Reference Date.


                                                                                                   As of
                                                                                             September 25, 2000
                                                                                             ------------------
Total Number of Contracts Outstanding.................................................             9,461
Total Delinquencies as a Percent of Contracts Outstanding at Period End (1)...........
         31-59 days...................................................................             4.54%
         60-89 days...................................................................             0.92%
         90 days or more (excluding pending foreclosures).............................             0.76%
                                                                                             ------------------
Total Delinquencies...................................................................             6.23%
                                                                                             ==================

(1)      As a percentage of the total number of Contracts as of the Reference Date.



                  DESCRIPTION OF THE CLASS I B-2 CERTIFICATES


     The Class I B-2 Certificates are Subordinate Certificates. See "Description of the Certificates--Group I Certificates and the Senior/Subordinate Structure" in the Prospectus Supplement. To the extent funds are available therefor, the Class I B-2 Certificates will be entitled to receive interest and principal in the amount of the Group I Available Distribution Amount for such Class as described in the Prospectus Supplement under "Description of the Certificates--Distributions". It is unlikely that the holders of the Class I B-2 Certificates will receive distributions of principal on any Remittance Date prior to the Remittance Date on which the Class I M-1 and Class I B Principal Distribution Test is met. Additional information relating to distributions of certain payments in respect of principal with respect to the Class I B-2 Certificates are set forth in the Prospectus Supplement under "Description of the Certificates--Distributions".

     Losses on Liquidated Contracts in Group I will be allocated to the Class I B-2 Certificates as described in the Prospectus Supplement under "Description of the Certificates--Losses on Liquidated Contracts". However, the Class I B-2 Certificates will have the benefit of the Limited Guarantee from Clayton Homes, Inc. ("Clayton") or the Alternate Credit Enhancement. See "Description of the Certificates--Limited Guarantee of Clayton" in the Prospectus Supplement.

     As of the Reference Date, the Class Principal Balance of the Class I B-2 Certificates was approximately $20,015,411, evidencing an undivided interest of approximately 7.33% in the then current principal balance of the Group I Contracts. As of the Reference Date, the Group I Senior Certificates had an aggregate principal balance of approximately $230,029,980.38 and evidenced in the aggregate a beneficial ownership interest of approximately 84.25% in the then current principal balance of the Group I Contracts.

Reports to Certificateholders

     The most recent monthly statement that has been furnished to Certificateholders of record on the most recent Remittance Date is included herein as Exhibit 1.



                      YIELD AND PREPAYMENT CONSIDERATIONS

     See "Yield and Prepayment Considerations" in the Prospectus Supplement for information related to the Class I B-2 Certificates. The information set forth in the table in the Prospectus Supplement entitled "Percent of the Original Principal Balance of the Class I B-2 Certificates at the Respective Percentages of the Prepayment Model Set Forth Below" is subject to the assumptions set forth in "Yield and Prepayment Considerations--Group I Assumptions" in the Prospectus Supplement.



                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     Prospective purchasers of the Class I B-2 Certificates should consider carefully the income tax consequences of an investment in the Class I B-2 Certificates discussed under "Certain Federal Income Tax Consequences" in the Prospectus Supplement and in the Prospectus. Such purchasers should also consult their own tax advisors with respect to those consequences.


                             ERISA CONSIDERATIONS


     Prospective purchasers of the Class I B-2 Certificates should consider carefully the ERISA consequences of an investment in the Class I B-2 Certificates discussed under "ERISA Considerations" in the Prospectus, the Prospectus Supplement and herein, and should consult their own advisors with respect to those consequences. As described in the Prospectus Supplement, the Class I B-2 Certificates originally did not qualify for any exemption under ERISA.


                                    RATINGS


     The Class I B-2 Certificates are currently rated "Baa2" by Moody's Investors Service, Inc. and "BBB" by Standard and Poor's Ratings Services. See "Certificate Rating" in the Prospectus Supplement.


                                USE OF PROCEEDS


     Substantially all of the net proceeds to be received from the sale of the Class I B-2 Certificates will be added to the general funds of the Company.


                        LEGAL INVESTMENT CONSIDERATIONS


     The Class I B-2 Certificates will not constitute "mortgage related securities" under the Secondary Mortgage Market Enhancement Act of 1984. "See Legal Investment Considerations" in the Prospectus Supplement.


                                 UNDERWRITING


     Subject to the terms and conditions set forth in an agreement (the "Underwriting Agreement") between the Company and the Credit Suisse First Boston Corporation (the "Underwriter"), the Company has agreed to sell to the Underwriter, and the Underwriter has agreed to purchase from the Company the Class I B-2 Certificates. In the Underwriting Agreement, the Underwriter has agreed, subject to the terms and conditions set forth therein, to purchase all of the Class I B-2 Certificates offered hereby if any Class I B-2 Certificates are purchased.

     The distribution of the Class I B-2 Certificates by the Underwriters may be effected from time to time in one or more negotiated transactions, or otherwise, at varying prices to be determined at the time of sale. The Underwriters may effect such transactions by selling the Class I B-2 Certificates to or through dealers, and such dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Underwriter for whom they act as agent. In connection with the sale of the Class I B-2 Certificates, the Underwriters may be deemed to have received compensation from the Seller in the form of underwriting compensation. The Underwriters and any dealers that participate with the Underwriters in the distribution of any Class I B-2 Certificates may be deemed to be underwriters and any profit on the resale of the Class I B-2 Certificates positioned by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended.

     Pursuant to the Underwriting Agreement, the Company has agreed to indemnify the Underwriter against certain liabilities including civil liabilities under the Securities Act of 1933, as amended, or contribute to payments which the Underwriter may be required to make in respect thereof.

                                    EXPERTS

     The consolidated financial statements of Clayton for each of the three years in the period ended June 30, 2000, incorporated by reference herein, have been incorporated herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

                                  $20,015,411



                     Vanderbilt Mortgage and Finance, Inc.
                              Seller and Servicer



                         Manufactured Housing Contract
          Senior/Subordinate Pass-Through Certificates, Series 2000B


                           Class I B-2 Certificates




                                 -----------

                      SUPPLEMENT TO PROSPECTUS SUPPLEMENT

                                 -----------



                          Credit Suisse First Boston


     You should rely only on the information contained or incorporated by reference in this supplement to the prospectus supplement, the prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information.

     We are not offering the Series 2000B Manufactured Housing Contract Senior/Subordinate Pass-Through Certificates, Class I B-2 Certificates in any state where the offer is not permitted.

     We do not claim that the information in this supplement to the prospectus supplement, the prospectus supplement and prospectus is accurate as of any date other than the dates stated on the respective covers.

     Dealers will deliver a supplement to the prospectus supplement, prospectus supplement and prospectus when acting as underwriters of the Series 2000B Manufactured Housing Contract Senior/Subordinate Pass-Through Certificates, Class I B-2 Certificates and with respect to their unsold allotments or subscriptions. In addition, all dealers selling the Series 2000B Manufactured Housing Contract Senior/Subordinate Pass-Through Certificates, Class I B-2 Certificates will be required to deliver a supplement to the prospectus supplement, prospectus supplement and prospectus for ninety days following the date of this supplement to the prospectus supplement.

                              September 26, 2000

                                                                     Exhibit 1

Chase Bank, Trustee                  Determination Date:        04-Oct-00
Manufactured Housing Contracts       Remittance Date:           10-Oct-00
Senior/Subordinated Pass-Through For the Period Ended: 25-Sep-00 Certificates Series 2000 B
                                     Lock-Out Date:                Jun-05

Information for Clauses (a) through (s), Section 7.01 -

                                   GROUP I

                                                     Class I A-1          Class I A-2        Class I A-3       Class I A-4
 (a)   Class I A and Class I B Distribution              2,991,926.71          335,208.33        343,958.33         339,025.04
       Amounts

 (b)   Formula Principal
       Distribution Amount

       (a) Scheduled                                       503,617.52
       Principal Due

       (b) Partial Prepayments                             326,678.92
       Received

       (c) Principal Payments in Full                    1,726,274.94
       (Scheduled Balance)

       (d) Liquidated Contract                                   0.00
       Scheduled Balance

       (e) Section 3.05 Purchase Scheduled                       0.00
       Balance

       (f)  Previously Undistributed Shortfalls                  0.00
       in (a) through (e)                                -------------      -------------     -------------      ---------------

Total Principal                                          2,556,571.38                0.00              0.00               0.00
Distribution                                             -------------      -------------     -------------      ----------------

 (c)   Interest Distribution                               435,355.33          335,208.33        343,958.33         339,025.04
       Unpaid Interest Shortfall                                 0.00                0.00              0.00               0.00

          Total Interest Distribution                      435,355.33          335,208.33        343,958.33         339,025.04

 (d)   Beginning Class I A and Class I B                70,569,551.76       50,000,000.00     50,000,000.00      47,722,000.00

       Principal Balance

       Less: Principal Distribution                      2,556,571.38                0.00              0.00               0.00
                                                        -------------       -------------     -------------     --------------
       Remaining Class A and Class B Principal          68,012,980.38       50,000,000.00     50,000,000.00      47,722,000.00
       Balance

 (e)   Fees Due Servicer

       Monthly Servicing Fee                               286,954.13

       Section 8.06 Reimbursement Amount                         0.00

       Section 6.02 Reimbursement Amount                    17,583.00

       Reimburseable Fees                                        0.00
                                                        -------------

              Total Fees Due Servicer                      304,537.13




(table continued)

Class I A-5        Class I M-1         Class I B-1          Class I B-2
     103,817.44          84,967.38            88,160.21          154,285.46

   ------------       ------------         ------------      --------------
          0.00               0.00                 0.00                0.00


    103,817.44          84,967.38            88,160.21          154,285.46
          0.00               0.00                 0.00                0.00
   ------------       -----------          ------------       -------------
    103,817.44          84,967.38            88,160.21          154,285.46

  -------------     -------------        -------------       --------------
 14,295,000.00      11,437,000.00        11,437,000.00       20,015,411.00

          0.00               0.00                 0.00                0.00

 14,295,000.00      11,437,000.00        11,437,000.00       20,015,411.00


(h)                Pool Factor    Original Balance    Rate

Class I A-1        0.83966642       81,000,000.00    6.7300%  Libor     6.6200%

Class I A-2        1.00000000       50,000,000.00    8.0450%  Spread     0.11%

Class I A-3        1.00000000       50,000,000.00    8.2550%

Class I A-4        1.00000000       47,722,000.00    8.5250%
Class I A-5        1.00000000       14,295,000.00    8.7150%
Class I M-1        1.00000000       11,437,000.00    8.9150%
Class I B-1        1.00000000       11,437,000.00    9.2500%
Class I B-2        1.00000000       20,015,411.00    9.2500%


(f)   Delinquency as of the Due Period         No. of         Unpaid Principal
                                              Contracts           Balance

       31-59 Days Delinquent                   397               12,469,581
       60-89 Days Delinquent                    80                2,640,993
       90+ Days Delinquent                      67                2,064,221

       3-Month Avg Thirty-Day Delinquency Ratio              4.32%
       3-Month Avg Sixty-Day Delinquency Ratio               1.41%


 (g)   Section 3.05 Repurchases                                                                                           0.00

 (i)   Class R Distribution Amount                                                                                        0.00
       Reposession Profits                                                                                                0.00

 (j)   Principal Balance of Contracts in Repossession                                                             1,194,629.51

 (k)   Aggregate Net Liquidation Losses                                                                                   0.00

 (l)   (x) Class B-2 Formula Distribution Amount                                                                    154,285.46
       (y) Remaining Amount Available                                                                               485,198.73
                                                                                                                --------------
       Amount of (x) over (y)                                                                                             0.00

 (m)   Class B-2 Liquidation Loss Amount                                                                                  0.00

 (n)   Guarantee Payment                                                                                                  0.00

 (o)   Unadvanced Shortfalls                                                                                              0.00
                                                                                       No. 28                       $
 (p)   Units repossessed                                                                                            864,547.35

 (q)   Principal Prepayments paid                                                                                 2,052,953.86

 (r)   Scheduled Principal Payments                                                                                 503,617.52

 (s)   Weighted Average Interest Rate                                                                                   11.38%

       Computation of Available Distribution Amount

(i)      Certificate Account Balance at Monthly Cutoff-Vanderbilt                                                 4,929,412.07
         Certificate Account Balance at Monthly Cutoff-SubServicer-21st                                             318,467.82
(ii)     Monthly Advance made                                                                                             0.00
(iii)    Section 5.05 Certificate Fund Income-Vanderbilt                                                             18,276.85
(iii)    Section 5.05 Certificate Fund Income-SubServicer-21st                                                        1,231.24

(v)      Principal due Holders                                                                                            0.00
                                          Less:
(i)      Scheduled Payments of principal and interest due subsequent to
         the Due Period-Vanderbilt                                                                                  170,758.70

(i)      Scheduled Payments of principal and interest due subsequent to
         the Due Period-SubServicer-21st                                                                             19,829.98

(ii)     Due to the Servicer Pursuant to Section 6.02:

(i)      Section 3.05 Purchases (Due Seller)                                                                              0.00

(ii)     Reimbursement for taxes from Liquidation Proceeds                                                                0.00

(iii)    Monthly Servicing Fee                                                                                      286,954.13

(iv)     Reimburseable Liquidation Expenses                                                                          17,583.00

(v)      Section 6.04 (c) reimbursement                                                                                   0.00

(vi)     Section 8.06 reimbursement                                                                                       0.00

(vii)    Amounts not required to be deposited-SubServicer-21st                                                            0.00

Total Due Servicer                                                                                                  304,537.13

Available Distrubution Amount-Vanderbilt                                                                          4,472,393.09

Available Distrubution Amount-SubServicer-21st                                                                      299,869.08

To Class A and B                                                                                                  4,441,348.90

Monthly Excess Cashflow                                                                                             330,913.27

Weighted Average Remaining Term (months)                                                                                228.00

       Scheduled Balance Computation

       Prior Month Balance                                                                                      275,475,962.76

       Current Balance                                                               273,042,235.26

                                  Adv Principal                                           42,613.14

                                  Del Principal                                          165,457.02

       Pool Scheduled Balance                                                                                   272,919,391.38

       Principal Payments in Full                                                      1,726,274.94

       Partial Prepayments                                                               326,678.92

       Scheduled Principal                                                               503,617.52

       Collateral Balance                                                                                       273,042,235.26


                                                 No. of       Unpaid Principal
Delinquency as of Calendar Month End           Contracts          Balance

31-59 Days Delinquent                             260           8,202,219
60-89 Days Delinquent                              57           2,070,835
90+ Days Delinquent                                62           1,937,860

3-Month Avg Thirty-Day Delinquency Ratio                         3.26%

3-Month Avg Sixty-Day Delinquency Ratio                          1.26%

             Acquistion Loss Amount

Current Month Acquisition Loss Amount                            9,826
Cumulative Acquisition Loss Amount                               9,826
